Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi ends development of Clostridium difficile vaccine

Paris, France - December 1, 2017 - Following a planned interim analysis, the Independent Data Monitoring Committee (IDMC) for the phase III Cdiffense clinical trial program concluded that the probability that the study will meet its primary objective is low. Based on this, Sanofi has therefore decided to discontinue clinical development of its experimental Clostridium difficile vaccine, to focus on six key vaccine projects currently in development.

Cdiffense is a trial designed to test the efficacy and safety of a candidate toxoid vaccine in a subpopulation at risk of Clostridium difficile infection.

Sanofi Pasteur, the vaccines business of Sanofi responsible for the program, is informing all investigators, regulatory authorities and trial ethics committees. In addition, investigators are notifying study volunteers of the decision to stop the program. Data from all vaccinated volunteers in this trial will continue to be analyzed for more information and shared with the scientific community.

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Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

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Media Relations Contact Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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